UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2026

Commission File Number 0-29442

FORMULA SYSTEMS (1985) LTD.

(Translation of registrant’s name into English)

Terminal Center, 1 Yahadut Canada Street, Or-Yehuda, Israel 6037501

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☒ Form 40-F ☐

CONTENTS

Declaration of Special Cash Dividend

On May 14, Formula Systems (1985) Ltd. (“we” or “us”) announced that its board of directors has approved the distribution of a special cash dividend, based on our 2025 results, including, particularly, the completion of the acquisition of Sapiens by Advent, of $13.045 per share, or approximately $200.0 million in total.  A copy of our press release announcing our special cash dividend is furnished as Exhibit 99.1 to this Report of Foreign Private Issuer on Form 6-K (this “Form 6-K”) and is incorporated herein by reference.

Exhibits

Exhibit No.	Title of Exhibit
99.1	Press release dated May 14, 2026 titled “Formula Systems Declares a Special Cash Dividend of $200 Million, or $13.045 Per Share, for Year 2025”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FORMULA SYSTEMS (1985) LTD.

By:	/s/ Asaf Berenstin
	Name:	Asaf Berenstin
	Title:	Chief Financial Officer
	Date:	May 14, 2026

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